SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02,558,115/0001-21
NIRE 33,300,276,963

CALL NOTICE – EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in Article 124 of Law 6,404/76, to attend to the Company’s Extraordinary Shareholders’ Meeting to be held on November 5, 2007, at 11:00 am, at the Company’s head office, located at Avenida das Américas, 3434, bloco 1, Barra da Tijuca, Rio de Janeiro (RJ), in order to resolve on the following Agenda:

(1) review, discuss and approve the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve corresponding to the fiscal benefit granted to the Company’s subsidiaries during 2006, in the amount of thirty seven million, eight hundred and fifteen thousand, three hundred and seventy four reais and ninety four cents (R$37,815,374.94); and

(2) approve the amendment to Article 5 of the Company’s Bylaws, in view of the capital increase described in the item above, being the capital stock of the Company increased to seven billion, five hundred and fifty million, five hundred and twenty five thousand, two hundred and seventy five reais and ten cents (R$7,550,525,275.10) .

General Instructions:

The documents pertinent to the matters to be analyzed and discussed at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office.

The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions of Article 126 of Law 6,404/76 and the sole paragraph of Article 15 of the Bylaws. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s head office the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts relating to the appointment, as the case may be, and the representative’s identification document, in up to 2 (two) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least 5 (five) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Ms. Joana Dark Serafim, Avenida das Américas, 3434, bloco 1, CEP 22640 102, Barra da Tijuca, Rio de Janeiro (RJ).

Rio de Janeiro (RJ), October 17, 2007.

Giorgio della Seta Ferrari Corbelli Greco
Chairman of the Board of Directors

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MANAGEMENT’S PROPOSAL FOR THE COMPANY’S CAPITAL INCREASE
UPON CAPITALIZATION OF A PORTION OF THE SPECIAL GOODWILL
RESERVE

Purpose and Proposal

During the fiscal year of 2006, the Company’s controlled subsidiary, TIM Celular S.A., and indirectly controlled TIM Nordeste S.A., respectively, have been granted a fiscal benefit in the total amount of thirty seven million, eight hundred and fifteen thousand, three hundred seventy four reais and ninety four cents (R$37,815,374.94), of which twelve million and six hundred and thirty four thousand, seven hundred and forty six reais and fifty four cents (R$12,634,746.54) relating to TIM Celular S.A., in the first semester of 2006, and twenty five million, one hundred and eighty thousand and six hundred and twenty eight reais and forty cents (R$ 25,180,628.40) relating to TIM Nordeste S.A., in connection with the fiscal year of 2006, which results from the amortization of the goodwill accounted by the controlled companies in year 2000.

In accordance with CVM Ruling 319/99 and Spin-off and Merger Agreements which address the matter, the portion of the Special Goodwill Reserve corresponding to the aforementioned fiscal benefit shall be capitalized in the subsidiaries, followed by the capitalization in TIM Participações S.A. on behalf of TIM Brasil Serviços e Participações S.A., the beneficiary and owner of the mentioned credits (“Credits”).

Capitalization Terms

(i) Amount of the Capital Increase: thirty seven million, eight hundred and fifteen thousand, three hundred seventy four reais and ninety four cents (R$37,815,374.94);

(ii) Issuance Price: the issuance price shall be determined at the day immediately before the Extraordinary Shareholders Meeting which shall resolve on the matter, based on the average of the Company’s quotation at the São Paulo Stock Exchange (Bovespa) during the 10 trading days prior to the mentioned Extraordinary Meeting date (that is, based on the average of the quotations registered at the 10 trading days prior to November 5, 2007). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders;

(iii) Justification for the Issuance Price: the determination of the issuance price was based on item III, paragraph 1 of Article 170 of Law 6,404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price as set forth in item (ii) above is made to avoid any disruption between the mentioned issuance price and the Company’s shares quotation at the stock exchange;

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(iv) Number and Type of Shares to be Issued: the number of common and preferred shares to be issued by the Company, all book entry and without par value, shall be defined at the day immediately prior to the Extraordinary Shareholders’ Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company’s capital stock shall be kept (34.06% of common shares and 65.94% of preferred shares);

(v) Preemptive Right: the Company’s shareholders shall be entitled to the preemptive right, as set forth in paragraph 2 of Article 171 of Law 6,404/76. TIM Brasil shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholders shall be transferred to TIM Brasil, in accordance with each shareholder ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within 30 (thirty) consecutive days, as from the publication of the Minutes of the Extraordinary Shareholder Meeting which shall resolve on the proposal for capital increase;

(vi) Dividends: the newly issued shares will be entitled to full dividend right and other profits relating to the fiscal year 2007, but shall not be entitled to any dividend right and/or other profits relating to the fiscal year of 2006, which have been resolved on the Annual Shareholders Meeting held on April 12, 2007.

Considering the approval of the capital increase proposal described herein by the shareholders, the Extraordinary Shareholders Meeting shall also deliberate on the amendment to the wording of Article 5 of the Bylaws, which addresses the Company’s capital stock.

The proposal herein was analyzed by the Company’s Board of Directors and Statutory Audit Committee, at the meetings held on October 17, 2007.

Rio de Janeiro, October 17, 2007.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 18, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.